EXHIBIT 99.1

Endeavour Silver Announces At-The-Market Offering of up to US$23 Million

VANCOUVER, British Columbia, May 14, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK, TSX: EDR) (the “Company” or “Endeavour”) is pleased to announce it has entered into a sales agreement dated May 14, 2020 (the “Sales Agreement”) with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., TD Securities, Roth Capital Partners, B. Riley FBR and A.G.P. (together, the “Agents”) pursuant to which the Company may, at its discretion and from time-to-time during the term of the Sales Agreement, sell, through the Agents, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$23 million (the “Offering”). Sales of Common Shares will be made through “at‑the‑market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44‑102‑Shelf Distributions, including sales made directly on the New York Stock Exchange (the “NYSE”), or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The Common Shares will be distributed at the market prices prevailing at the time of each sale and, as a result, prices may vary as between purchasers and during the period of distribution. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the “TSX”) or other trading markets in Canada.

The Offering will be made by way of a prospectus supplement dated May 14, 2020 to the Company’s existing U.S. registration statement on Form F‑10 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”), each dated April 27, 2020. The prospectus supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission. The U.S. prospectus supplement (together with a related Registration Statement) is available on the SEC's website (www.sec.gov) and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, BMO Capital Markets will provide copies of the U.S. prospectus upon request by contacting BMO Capital Markets Corp. (Attention: Equity Syndicate Department, 3 Times Square, New York, NY 10036, or by telephone at (800) 414‑3627, or by email: bmoprospectus@bmo.com).

Net proceeds of the Offering, if any, together with the Company’s current cash resources and free cash flow, will be used to advance its Terronera project and for working capital purposes.

The Company will pay the Agents compensation, or allow a discount, of 2.5% of the gross sales price per Common Share sold under the Sales Agreement.

Sales under the Sales Agreement remain subject to necessary regulatory approvals, including the approval of the TSX and the NYSE.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Endeavour – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this release are forward‑looking statements within the meaning of the United States Securities Act of 1933, as amended, and the United States Securities Exchange Act of 1934, as amended, and are forward‑looking information within the meaning of Canadian securities laws. Such statements include those that describe the anticipated offering of securities under the Company’s Base Shelf Prospectus and Registration Statement and the anticipated use of proceeds from any offering made under the Company’s Base Shelf Prospectus and Registration Statement. Since forward‑looking statements are not statements of historical fact and address future events, conditions and expectations, forward‑looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward‑looking statements. Material factors that could cause actual events to differ materially from those described in such forwarding‑looking statements include risks related to the Company’s condition requiring anticipated use of proceeds to change, timing of, and ability to obtain, required regulatory approvals, and general economic and regulatory changes. These forward‑looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward‑looking statements will prove to be accurate as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2020 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.